P.E. 2/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Magal Security Systems Ltd.
(Translation of registrant's name into English)

17 Altalef Street, Industrial Zone, Yahud 56100, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following are included in this Report on Form 6-K:

1. Press release dated February 11, 2002.

MAGAL SECURITY SYSTEMS LTD.

MAGAL SECURITY SYSTEMS LTD. ANNOUNCES 2001 FOURTH QUARTER AND YEAR-END RESULTS

-2001 Net Income Increases 9.6% To A Record $3.2 Million- -Net Income For The Quarter Up 16.4%-

Yahud, Israel, February 11, 2002 - Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced consolidated financial results for the three- and twelve-month periods ended December 31, 2001.

Magal Chairman and CEO Jacob Even-Ezra said: "During 2001 we established a new company, Smart Interactive Systems, Inc. (SIS), in New York, to participate in the new and growing market for real time video monitoring security services targeted at the higher-margin commercial, industrial and VIP residential market. Consequently, despite 2001 being a year in which we posted record net income, results for the period, particularly SG&A for the fourth quarter, were negatively impacted by the ramping up of operations of this new venture."

""However, SIS is performing in line with our expectations and we expect it to reach breakeven in the year 2003", he continued.

Revenues for the quarter increased year-over-year by 3.9 percent to $10.9 million, from $10.5 million. For the full year, revenues increased by 6.3 percent to $41 million, from $38.6 million in 2000.

Operating expenses for the quarter increased year-over-year by 5.9 percent to $4.5 million, or 41.6 percent of revenues, from $4.3 million, or 40.8 percent of revenues, mainly due to the above-mentioned costs of SIS.

For the year, operating expenses reached $15.9 million, or 38.8 percent of revenues, compared with $14.8 million, or 38.3 percent of revenues in 2000.

Operating income for the quarter increased by 4.1 percent to $753,000, from $723,000 for the same quarter of 2000. Excluding the impact of SIS, operating income for the quarter increased by 49 percent, to $1.08 million, representing a 9.9 percent operating margin.

For the year, operating income increased by 9 percent to $3.6 million, from $3.3 million for 2000. Excluding the impact of SIS, operating income for the year increased by 28 percent to $4.2 million, representing a 10.2 percent operating margin.

Net income for the fourth quarter increased year-over-year by 16.4 percent to $823,000, or $0.11 per diluted share, from $707,000, or $0.10 per diluted share, for 2000.

For the year, net income increased by 9.6 percent to $3.2 million, or $0.42 per diluted share, from $2.9 million, or $0.40 per diluted share for 2000. Excluding losses generated by SIS, net income for the year increased by 25 percent to $3.6 million, or $0.48 per diluted share.

"Consolidated results for the fourth quarter and the full year were as forecasted," Mr. Even-Ezra added, " and were not affected by the tragic events of September 11 in the U.S. " he continued.

"As already mentioned in the third quarter, most of our customers are budget-oriented government organizations with lengthy decision processes so that the impact of the expected additional revenues resulting from the heightened focus on security and related products will not be reflected in our results until the second half of 2002."

Mr. Even-Ezra concluded, "In fact, today our backlog, the growing interest in our products and inquiries received point towards a year stronger than the one we just closed, with the second half of the year stronger than first."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

Contacts:

Magal Security Systems, Ltd
Raya Asher, CFO
Tel: +972-3-539-1444
Fax: +972-3-5366245
E-mail: magalssl@trendline.co.il

Breakstone & Ruth International
Susan Borinelli, Investor Relations
Tel: (646) 536 7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson, Media Relations
Tel: (646) 536-7002
E-mail: janderson@breaskstoneruth.com

# # #

FINANCIAL TABLES FOLLOW

MAGAL SECURITY SYSTEMS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All numbers except EPS expressed in thousands of US$)

	Year Ended Dec. 31 Audited		Quarter Ended Unaudited	
	2001	2000	2001	2000
Revenues	41,020	38,571	10,883	10,478
Cost of revenues	21,505	20,523	5,600	5,479
Gross Profit	19,515	18,048	5,283	4,999
Operating expenses:				
R & D expenses - net	3,054	2,975	597	733
Selling & marketing expenses	7,933	7,129	2,658	2,017
G & A expenses	4,949	4,661	1,275	1,526
	15,936	14,765	4,530	4,276
Operating income	3,579	3,283	753	723
Financial income (expenses), net	40	(214)	(22)	37
Income before taxes	3,619	3,069	731	760
Taxes on income	452	180	(92)	53
Net income	3,167	2,889	823	707
Basic earnings per share	0.43	0.40	0.11	0.10
Weighted average number of shares outstanding used in Computing basic earnings per share (in thousands)	7,293	7,223	7,356	7,234
Diluted earnings per share	0.42	0.40	0.11	0.10
Weighted average number of shares outstanding used in computing diluted earnings per share (in thousands)	7,470	7,305	7,624	7,310

Financial Ratios

	Year Ended December 31,		Quarter Ended December 31,	
	2001	2000	2001	2000
Gross Margin	47.6%	46.8%	48.5%	47.7%
R&D as a % of Revenues	7.4%	7.7%	5.5%	7.0%
Selling & Marketing as a % of Revenues	19.3%	18.5%	24.4%	19.2%
G&A Expenses as a % of Revenues	12.1%	12.1%	11.7%	14.6%
Operating Margin	8.7%	8.5%	6.9%	6.9%
Net income Margin	7.7%	7.5%	7.6%	6.7%
Total Debt to Total Capitalization	0.35	0.29	0.35	0.29
Current Ratio	2.31	2.97	2.31	2.97

MAGAL SECURITY SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31, 2001 Audited	December 31, 2000 Audited
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	2,738	3,579
Short-term deposits	8,289	8,270
Accounts receivable - trade:		
Related parties	58	123
Other	6,113	5,618
Unbilled accounts receivable	5,586	2,475
Other accounts receivable	575	681
Inventories	8,549	9,486
Deferred income taxes	473	344
Total current assets	32,381	30,576
Long term receivable	2,213	-
Long-term deposits	3,560	2,943
Severance pay fund	1,592	1,349
Total long term investments	7,365	4,292
FIXED ASSETS, NET	8,550	8,424
OTHER ASSETS, NET	5,051	5,575
TOTAL ASSETS	53,347	48,867
CURRENT LIABILITIES:		
Short-term bank credit	2,405	1,330
Current maturities of long-term bank loans	3,859	1,435
Trade payables	3,394	3,836
Other payables and accrued liabilities	4,332	3,687
Total current liabilities	13,990	10,288
LONG-TERM LOANS	5,038	6,302
ACCRUED SEVERANCE PAY, NET	1,619	1,378
SHAREHOLDERS' EQUITY:		
Share capital	2,508	2,550
Additional paid-in capital	19,633	19,474
Deferred compensation	(20)	(58)
Accumulated other comprehensive loss	(1,294)	(715)
Retained earnings	11,873	9,648
Total shareholders' equity	32,700	30,899
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	53,347	48,867

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.

Date: February 14, 2002

By: A. Ray
Raya Asher
V.P. Finance and
Chief Financial officer